January 24, 2007

United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 4561
Attn:  Hugh Fuller

      Re:   SLM Holdings, Inc
            Registration Statement on Form 10-SB
            Filed November 29, 2006
            File No. 0-52338

Dear Mr. Fuller:

      In reply to your comments dated January 5, 2007 to the Form 10-SB previously filed by SLM Holdings, Inc., please find below our responses to the matters requested.

1. More fully explain your relationship with Southwest Mortgage Corp. Our records indicate that Southwest Mortgage Corp. became subject to reporting requirements after a Form 10-SB filed in December 2002 became effective; a Form 15 was then filed in April 2003 with no periodic or annual reports ever having been filed. It is not clear why Sales Lead Management, Inc. (SLM) would have entered into a reverse acquisition with a non-public shell. Please advise. See
Item 101(a) of Regulation S-B. Advise whether Mr. Interrante has any ongoing relationship with SLM and the amount of the consideration paid for the reverse acquisition. Please file all agreements relating to the reverse acquisition as exhibits.

      - Southwest Mortgage Corp. ("Southwest") is a Delaware entity incorporated on October 24, 2002, which in turn was the surviving company from the Nortex Refrigirated Trucking ("Nortex") bankruptcy proceedings. At the time Southwest was acquired, the Company was of the position that Southwest was a public company under current SEC rules because of the number of shareholders of the Company and certain other requirements which Southwest had met.

      -     SLM currently has no relationship with Mr. Paul Interrante.

      -     The acquisition cost for Southwest was $100,000.00.

      Please see Exhibit 2.1.6 for a copy of the Stock Exchange Agreement with Southwest.

2. We note that in the disclosure here and on your website, you treat the various software products as if they were fully developed and ready for sale. Further, you do not

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include any pricing in this registration statement such as you have on your website. Please revise your business discussion to fully disclose the most recent development status of each of your products, when it was deemed ready for market (if that is the case), and the price range of that product. If a product is not deemed ready for market, disclose any milestones needed in order to bring it to market, the costs associated with each milestone, where you are with respect to these milestones, and when you expect that the product will be ready to market.

      - A listing of the current market price for all of the Company's products have been included as an Exhibit to the Form 10-SB as
            Exhibit 100.2.

      - The Form 10-SB has been revised to include a discussion on the development status of each of the Company's products. Please see page 8.

3. More fully discuss the five-year plan that is briefly referenced in your management's discussion and analysis.

      - The Business section of the Form 10-SB has been modified to comply with your comment above. Please see page 7.

4. Substantiate your statement that the call-blocking service that you sell is "award winning".

      -     The Form 10-SB has been modified accordingly. Please see page 4-5

5. With respect to any third-party statement in your registration statement such as the market information by Cerulli Associates, IDC, TIA, and Yankee Group, please provide us with support for these statements and disclose the date the reports were made. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing this statistic and cross reference it to the applicable location in your registration statement. Please substantiate your statement that you have already signed "Master Selling Agreements with over a dozen firms totaling over 3000 potential users and experts, although there can be no assurance, to reach its near term goal of 1,500 desktops within the next 12 months."

      - We have modified the Registration Statement to remove any statements that are not directly supportable by the attached article.

      - A copy of the article containing the quote from Cerulli and Associates is included in the Form 10-SB as Exhibit 100.1. The relevant portion has been highlighted for your easy reference.

      - The portion of the Form 10-SB relative to the Master Selling Agreements has been modified to conform to your comment. We have filed the Master Selling Agreement as Exhibit 10.1 and a list of number of potential customers is listed on page 5-6.

6. Please revise to provide all of the applicable information required by Item 101(b) of Regulation S-B, most notably (6), (7), (9) and (10). With respect to
Item 101(b)(6) disclosure, note 11 to your financial statements states that you have four customers

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exceeding 10% of your revenues for the nine month period ended September 30,
2006 while note 10 states that for the year ended December 31, 2005, you had two customers that accounting for 23% and 26% of total revenue. With respect to Item 101 (b)(7) disclosure, we note your risk factor disclosure regarding the protection of your intellectual property. Further, please file all agreements upon which you are substantially dependent. Sec Item 601(b)(10) of Regulation S-B.

      - The relevant items discussed above have been modified to comply with your comment. Further, all agreements upon which the Company is substantially dependent have been included as Exhibits.

7. Please explain your marketing and advertising program and the role of consultants to your business. We note brief discussion in your plan of operation regarding your comprehensive marketing plan.

      -     The Form 10-SB has been modified accordingly. Please see page 14-15.

8. Reconcile your disclosure that your employment agreements with Messrs. Bishara and Cohen have expired with the statement in risk factors that you have employment agreements with Messrs. Bishara, Cohen and Manstream.

      - The Form 10-SB has been modified accordingly. Please see page 16 and page 20.

RISK FACTORS, PAGE 12

9. Please disclose whether there have been any material defects discovered in the "e-Vantage sales lead" system, as implied in the last factor on page 18.

      - The Form 10-SB has been modified to provide that there have been no material defects discovered.

10. Please revise the caption of the factor at the bottom to page 19 to reflect that it is the protection of your intellectual property that is the concern.

      -     The Form 10-SB has been modified accordingly. Please see page 23.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 21

11. Management's discussion and analysis should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have material effects upon you. Please review and revise your disclosure in light of this requirement. Please send Item 303(b)(1) of Regulation S-B and
Section III.B.3 of Release No. 33-8350 for additional guidance.

      - The Form 10-SB has been modified accordingly. Please see Management's Discussion and Analysis portion.

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ACQUISITION STRATEGY, PAGE 22.

12. Please update the proposed acquisition of the assets of VerticalFalls Software, Inc. to the latest practicable date. We note from your disclosure and your September 14, 2006 press release that your letter of intent was non-binding on behalf of either company and subject to mutually agreeable terms to be reached within 30 days. To the extent that the acquisition is ongoing, please provide us with any documents.

      - The Form 10-SB has been modified accordingly, as no agreements have been entered into, although the parties are still in negotiations.

RESULTS OF OPERATIONS FOR THE NINTH-MONTHS ENDED SEPTEMBER 30, 2006, PAGE 23 RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005, PAGE 23

13. Please elaborate on the reasons for the material changes to your results of operations. We note, for example, your disclosure that revenue increased from $132,578 for the nine-month period ended 2006 from $132,578 from the nine-month period ended 2005 due to "desktop volume." A similar statement is given for the revenue increase from fiscal year 2004 to fiscal year 2005. Please explain what is meant by "desktop volume" as well as explaining why such volume is increasing. If more than one factor contributed to material changes for revenues or expenses over the reported periods, your discussion should quantify the amount of the changes contributed by each of the factors or events that you identify. See Section III.D of Release No. 33-6835 and Item 303 of Regulation S-B.

      - The Form 10-SB has been modified accordingly. Please see Results of Operations.

14. We note certain significant changes to your line items in your financial statements for which no disclosure has been provided. For instance, your income statements show various revenues and expenses from related parties. As another example, expenses related to professional fees greatly increased during the nine-month period ended September 30, 2006. No disclosure, however, appears to have been afforded to explain such changes. Please review your results of operations discussion and revise accordingly.

      - The Form 10-SB has been modified accordingly. Please see Results of Operations.

PLAN OF OPERATION, PAGE 24

15. We note that this disclosure refers to Mr. Peter Cohen as "Director of Operations (a non-executive role)." Advise why you determined that no 401 disclosure for Mr. Cohen is required.

      - Mr. Cohen had no authority to make decisions regarding policy and as such was not deemed as an executive officer of the Company.

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16. Please address the costs associated with becoming a publicly reporting company and any other obligations, such as anticipated salary obligations for Messrs. Bishara and Cohen.

      -     The Form 10-SB has been modified accordingly. Please see page 35.

ITEM 3. DESCRIPTION OF PROPERTY PAGE 27

17. Please file copies of any leases as exhibits by amendment.

      - All relevant lease agreements entered into by the Company have been included in the Form SB under Exhibit 10.8.

18. Please revise this section to comply with Item 402 of Regulation S-B. Please include the Summary Compensation Table specified in Item 402(b) for the salary and other compensation of Mr. Bishara who appears to be your only executive officer.

      -     The Form 10-SB has been modified accordingly. Please see page 40.

PART II, PAGE 32

Item 4. Recent Sales of Unregistered Securities, page 32

19. Disclose the exemption relied upon for each issuance and the specific facts that make the exemption available. See Item 701 of Regulation S-B. Please also file any material agreements relating to these issuances.

      -     The Form 10-SB has been modified accordingly. Please see Item 4.

EXHIBITS

20. We can only locate your amendment to your articles of incorporation. Please file the initial governing instrument as well. Further, please file all agreements with Aegis NY Venture Capital Fund.

      - The original Articles of Incorporation of the Company have been included as Exhibit 3.1.

      -     All agreements with Aegis are included as Exhibit 10.7.

VARIOUS PRESS RELEASES

21. Your press releases contain references to the Private Securities Litigation Reform Act of 1995 and to SLM's annual report on Form 10-K and quarterly reports on Form 10-Q. Be advised that the Private Securities Litigation Reform Act is unavailable to you currently as a non-reporting issuer. See Section 21E of the Exchange Act. Once you become a reporting issuer, please note that the exclusions to the safe harbor. Finally, we

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do not understand your references to Form 10-K and 10-Q since you are a non-reporting issuer - a non-reporting issuer who has elected to file a Form 10-SB to enter the Regulation S-B system not the S-K system 60 days from the date of filing the registration statement.

      - The Company now recognizes that the safe harbor provisions are not applicable to it until it becomes a reporting issuer. The Company further understands that there are certain exclusions to the safe harbor once it becomes a reporting issuer.

      - The Company understands that the reference to 10-Q and 10-K do not apply to it and as such, all future press releases will be modified as the Company understands that the appropriate forms will be the 10-KSB and the 10-QSB.

      We also wish to advise you that Mr. Peter Cohen passed away during the past week. As such, all necessary revisions have been made to the Amendment to the Form 10-SB. The Company has implemented the necessary changes to the current management and operations of SLM Holdings, Inc. to ensure that Mr. Cohen's passing does not affect the short and long term operations of the Company. These changes are detailed throughout the Form 10-SB, but more particularly, the Risk Factors, Plan of Operations and the item on Security Ownership of Certain Beneficial Owners and Management.

      We trust that this reply, along with Amendment No. 1 to the Form 10-SB, has addressed all your concerns. For your convenience, we have also enclosed a clean version of the Form 10-SB for your review.

      Please do not hesitate to contact us should you have any questions. Thank you.

                                         Sincerely,

                                         /s/Arthur S. Marcus, Esq.